Holy Land Pilgrimage
and Study Tour

**10 days
9 nights**

- A Holy Land adventure with the experts.

- Jerusalem • Bethlehem • Jericho •
- Nazareth • Hebron • Tiberius • Nablus •

- Sea of Galilee • Jordan Valley •
- Dead Sea • Judean Desert • West Bank

- Walk the markets - Meet the people.

- Social & cultural experiences.
-

- Church of Nativity • Jacob's Well •
- Western Wall • Mount of Olives •
- Samaritan Temple • Abraham's Tomb •

- See the reality of a Refugee camp.

- Above all you will gain an overview of the religious and political complexity of the country, its people, and the issues.

FAIR SERVICE
company
FAIR TRADE

Green Olive TOURS

*A Social Enterprise
Cultural & Educational*


Green Olive Tours Director Fred Schlomka has been involved professionally with Israeli - Palestinian issues for ten years. He is an Alumni Fellow of the Echoing Green Foundation in New York, awarded for his work in advancing relationships between Jewish and Arab citizens of Israel. Fred, his colleagues, and Palestinian families will host and guide you during the ten-day tour.

Staying in the home of a Palestinian family will give you insight into the challanges of life in the Holy Land today.



The Christian host families in Bethlehem will welcome you into their home. You'll enjoy their warm family atmosphere and great cooking.

ITINERARY

DAY ONE
Pickup at Tel Aviv airport - Drive to Nazareth
• **Check in to guest house**
• **Walking tour** of Old Nazareth (depending on arrival time)
• **Basilica of Annunciation** & other churches - Nazareth is known as the childhood home of Jesus and mentioned 17 times in the New Testament
• **Discussion** of contemporary Nazareth - Owing to its religious status, the residents of Nazareth survived the 1948 war relatively unscathed, and today it is the largest Palestinian town in Israel with a majority Muslim population and overlooked by the huge new Jewish suburb of Upper Nazareth on the hill.
• **Welcome dinner** and orientation
Overnight in Nazareth



DAY TWO - Galilee Area
(Starting with Nazareth Walking Tour If late arrival on Day 1)
• **Capernaum -** Home of many apostles. Where Jesus preached in the synagogue and conducted miracles.
• **Mount of Beatitudes -** Where Jesus delivered the Sermon on the Mount. sites of the ministry of Jesus by the sea of Galilee
Tabgha - Site of the miracle of the loaves and fishes.
• **Golan Hights -** See the Syrian border, and demolished Druze villages. in 1967 The Israeli military expelled over 80,000 Druze villagers and farmers. The ruins of their homes can still be seen.
Overnight in Nazareth

DAY THREE
Mediterranean Coast
• **Caesaria -** Built by King Herod and seat of power of the Roman province of Judea at the time of Jesus. See the modern private community of Caesaria, home of Israel's richest and most powerful today.
• **Lunch in 'Ein Hawd,** a former 'unrecognized village'. Meet with Muhammad abu Al Heja, a son of the village who has helped transform it. Visit neigboring artists village of Ein Hod.
• **Haifa** viewpoint and visit to Wadi Nisnas market and neighbourhood.
Overnight in Nazareth

DAY FOUR - Jordan Valley
• **Bedouin Community -** Visit a village and learn about the ongoing displacement of the Bedouin from their lands, where Israel is expanding the settlements
• **Jericho -** Ascend by cable car to the monastery on the Mount of Temptation where Jesus was tempted by the Devil.
• **Hisham's Palace -** See the amazing mosaics
• **Qumran -** Where the Dead Sea Scrolls were discovered by Bedouin. The Dead Sea scrolls comprise of 972 texts from the Hebrew Bible and extra-biblical documents, written in Hebrew, Aramaic and Greek. Some of the writings are the oldest known surviving copies of Biblical texts.
• **Dead Sea -** Float is the heavy salt waters at the lowest point on earth.
• **Travel east of Jerusalem.** through the Judean Desert, passing Bethany en-route to Bethlehem
Overnight in Bethlehem with Christian Palestinian families

DAY FIVE - Bethlehem
• **Church of Nativity** where Jesus was born

• **Old City** with it's markets, spice shops, and olive wood nativity scenes.
• **Shepherd's Field** where the Angel of the Lord visited the shepherds and informed them of Jesus' birth.
• **Mar Saba:** Considered to be one of the oldest inhabited monasteries in the world. Spectacular views of the Judean Desert.
• **Aida refugee camp:** Visit the descendents of the Palestinian refugees of 1948. Have a discussion with one of the Youth Leaders there.
• **Separation Wall -** Walk the 8-meter high Wall which divides Bethlehem from Jerusalem. Palestinians need permits to enter Jerusalem and few are granted.
• **Visit local Christian organization** or Peace Group.
Overnight in Bethlehem

DAY SIX - Nablus
Known as 'Schem' in the Hebrew Bible (Old Testament)
• **Drive through the Central West Bank** viewing many Israeli settlements and Palestinian villages.
• **Shilo, Beth-El and Ofra -** see the ancient Israelite settlement sites mentioned in the Old Testament - Passing them en-route. Ancient Shilo, a city in the Ephraim hill-country, was the religious capital of the Hebrew Tribes in the time of the Judges.
• **Jacob's Well -** Where Jesus was offered water by a Samaritan Woman. It is written in John 4:9 "Then the woman of Samaria said to Him, How is it that You, being a Jew, ask a drink from me, a Samaritan woman?" For Jews have no dealings with Samaritans."
• **Nablus Old City -** Visit an ancient Turkish Bath No time to actually bathe - Olive oil soap factory
• **Samaritan Village -** Meet a Samaritan priest and visit the site of their ancient Temple, built at the same time as the First Temple in Jerusalem.
Overnight in Bethlehem

DAY SEVEN - Hebron and Jerusalem
• **Drive to Hebron**
• **Abraham's Tomb.** Where Abraham and Sarah are buried. A holy site for Christians, Muslims and Jews.
• **Hebron Old City -** Divided by fences and walls and heavily guarded by the Israeli military. Israeli settlers live in the midst of Palestinians.
• **Lunch with Palestinian family**
• **Glass & Ceramic Workshop -** See glass being blown in the traditional fashion, and ceramic being hand painted. The glass is recycled from bottles collected locally. The fuel for the furnace is used motor oil.
• **Drive to Jerusalem**
• **Mount of Olives -** Magnificent view - Old City
• **Bethphage -** Where Jesus sent the disciples to find a donkey upon which he could enter Jerusalem
• **Garden of Gethsemane -** At the foot of the Mount of Olive where, according to the Bible, Jesus and his disciples are said to have prayed the night before Jesus' crucifixion.
Overnight in Jerusalem

DAY EIGHT – Jerusalem
- **Old City** - All Christian, Jewish and Muslim Quarters.
- **Via Dolorosa** - Walk part of the route that tradition holds is where Jesus carried the cross to Calvary.
- **Room of the Last Supper** - The Eucharist is said to have been instituted by Christ at the Last Supper. In Matthew 26:26-29, Mark 14:22-25, Luke 22:19-20 Jesus takes bread, breaks it and gives it to the disciples, saying: "This is my body which is given for you"
- **Western Wall** - Where Jews have prayed for millennia.
- **Church of the Holy Sepulcher** - The site is said to be the hill of Calvary, and contains teh cave (the sepulcher) where Jesus was buried and rose again.
- **Greater Jerusalem** - Learn about the displacement of Jerusalem's Christians & Muslims.
- **Israeli and Palestinian** neighborhoods & settlements.

Overnight in Jerusalem

DAY NINE - West Jerusalem
- **Holocaust Museum** - (Yad Vashem in Hebrew) The official Israeli memorial to the victims of the Holocaust.
- **Government Center** - Drive past the Knesset (Israel's Parliament) and Ministries.
- **Afternoon Free time** - Shopping etc.
- **Festive dinner**

Overnight in Jerusalem

DAY TEN - **Transfer to airport** - return home

